INVEST IN **BLOOMY**

The Community Building Toolkit for Wellness Creators & Brands



DOMINO SQ

joinbloomy.com Los Angeles, CA

Technology Marketplace B2B B2C Mobile Apps

Highlights

1. Solo-founded & bootstrapped by a former US Marine Infantry Officer
2. Hit $150k GMV within 8 months of launch
3. 2,000+ events listed by 600+ businesses including Lululemon, Barrys, Sweetgreen, Stakt & PVOLVE
4. 18,000+ attendees of events on Bloomy across 20 largest US metropolitan areas
5. 20,000+ social media followers, 450,000+ monthly

impressions

6 200+ brands sponsoring events through Bloomy

7 Launching physical event venues in NYC & LA in Q1 2026

8 Nationwide expansion underway with 25+ Active Brand Ambassadors (Combined following of 600k+)

Featured Investors



Connor O'Brien Follow Invested $50,000

CEO of Beanstox & O'Shares - co-founded with Kevin O'Leary

"I back strong leaders & operators not just ideas. Bray has the discipline of military training, and the rare ability to execute under pressure, build with purpose and pivot when necessary. As CEO at Beanstox, we have similar goals—in our case, helping people to automate wealth building and achieve financial wellness through simple, smart investing. Bloomy is driving a complementary mission focused on connection, community, and real-world wellbeing. What sets Bloomy apart isn't just vision—it's driven leadership and their tech platform that is smarter, faster and simply better for event marketing and ticketing compared to legacy systems. As Bloomy was getting started, I was one of the first checks in, and I plan to add to my investment because Bloomy has the potential to deliver massive impact."



Gregory Kelly
Syndicate Lead
Follow Invested $10,000

"Following Bray throughout the journey of Bloomy has been a true privilege. His unwavering passion for building community in the wellness space is infectious, and the platform he continues to build offers essential opportunities

platform he continues to build offers essential opportunities for both emerging brands and dedicated practitioners. The decision to invest was simple: I not only believe wholeheartedly in Bray's leadership, but more importantly, in Bloomy's powerful mission to create real, scalable solutions that help consumers lead genuinely healthier lives in community with others, something much needed in the world today."



Other investors include Stef Corgel

Team



Bray Wilcock Founder & CEO

Bray, a US Naval Academy grad & Marine Infantry Officer, turned to wellness events to find community & take care of his mental health after losing 3 friends to suicide. He built Bloomy to help people create & attend those same types of experiences.

Memo



Early Traction,
Compounding Demand
2,200+ tickets sold in last 90 days
60k+ visitors in last 90 days
650+ Hosts & Brands
20k+ Followers
$1.6k
$6.6k
$4.2k
$9.3k
$17.8k
$32.6k
$38.7k
April
May
June
July
Aug
Sept
Oct
Monthly Gross Ticket Sales
Traction | 8

Bloomy is a three-sided marketplace serving hosts, brands and consumers in the wellness industry.

🧘 **For Hosts:** Bloomy helps instructors and creators host, ticket, and promote their events in one place, reaching new audiences, selling more tickets, and connecting with brands for sponsorships.

🛍️ **For Brands:** Bloomy acts as a matchmaker between wellness brands and high-fit events. Brands can discover upcoming experiences, sponsor them with product or dollars.

👥 **For Consumers:** Bloomy is the go-to marketplace for wellness experiences near you, from yoga to sound baths to retreats, making it easy for people to find, book, and attend local events that align with them.

Why am I building Bloomy?

I started Bloomy with one goal, to help people take proactive care of their mind and body and find community in doing so.

I served as a US Marine Infantry Officer for the better part of my early adult life. I formed incredibly tight bonds with the people I served with, mostly through shared hardship.



My best buddy Shane (who's still serving & leading Marines!) and I (left) after a jungle training operation

after a jungle training operation

After leaving Active Duty, I dove head first into the health & wellness start up world. Unfortunately, within the first 18 months after leaving active duty, I lost three Marines I was close with to suicide.

Quickly and unexpectedly, I found myself in a deep rut of life, missing the tribe I had in the Marines but also realizing I had to take better care of my own mental health.

I was lucky enough that a friend brought me to a breathwork class and I fell in love with not only the work, but the community. ***True connection.***

I became a breathwork instructor and started Bloomy as an Instagram Account to highlight wellness events on the west side of Los Angeles, helping people find wellness events & classes just like the one that helped me so much.

Since then, I've built Bloomy into a nationwide platform that empowers the hosts of these incredible community events, connecting them with our brand partner network for support & sponsorship while continuing to help thousands of people discover & attend these events through our marketing efforts.

Now, as an investor in Bloomy, you have the opportunity to support this movement as we empower millions of people to come together to take care of their mind and body.

I sincerely hope you join us on this mission.



Bray Wilcock, Founder

The wellness events market is booming:

Yoga, Pilates, Cold Plunges, Saunas, Run Clubs, Mom Walks, Breathwork, Meditation, Retreats.




fittinsider
Fitt Insider
Health & Fitness Event Attendance Soars 146%
According to Eventbrite, health and fitness event attendance surged in 2024, with running up 130% and sober-curious gatherings growing 92%.
voguebusiness
FASHION
Are community event leaders the new influencers?

We are building Bloomy at this intersection of commerce, culture and community.


400,000+ people are hosting wellness events & classes in the US, growing 11+% annually
*estimate based off instructors registered and trained in the US
*there are 42,000+ yoga & pilates studios in the US
Market Overview | 3

These hosts & instructors create immense value but capture almost none of it.

Every day, thousands of yoga instructors, breathwork coaches, and wellness creators gather people together to help them feel better — but most of them don't make a living doing it.

They rent space. They post on Instagram. They build community, but they don't own it. They sell tickets through tools built twenty years ago for concerts and nightclubs.

Existing platforms and models are transactional, not

transformational.


But for hosts, instructors & creators, the deck is stacked against them
Operating Under a Studio
$1200 → $20
30 attendees × $40 = $1,200
Instructor is paid just $20 / hr class
(an average franchise yoga studio class)
Hosts create massive value for the business owner but see very little revenue themselves
Operating Independently
Lack business structure
Fragmented toolkit
No audience ownership
Missed partnerships
Problem | 4

At the same time, 10,000+ health, wellness & fitness brands are rapidly shifting marketing dollars from paid ads on social media to experiential marketing and event sponsorship.

As digital fatigue rises, trust, community, and in person experiences are the new growth channel for brands. Consumers crave connection and belonging, not another digital feed.


However these brands lack:
Access to attendee data
Event specific follow up tools
Scalability solutions
CAC & ROAS insights

These two problem sets are deeply intertwined for our hosts and brands as they are both trying to build partnerships with each other.

Bloomy has spent the last two years building deep relationships across the US wellness market as we developed our products, understanding many of these problems ourselves as we hosted and sponsored events of our own.

Introducing Bloomy:


Introducing the OS for the future of wellness experiences
Ticket Sales Over Time
joinbloomy.com
Create, ticket & market your events in minutes
Own your audience with attendee data + broadcasts
Unlock more revenue with built-in sponsorship tools
Connecting the trust layer between brands & consumers
Solution | 6

Bloomy gives power back to the people building community.

- **Hosts can create, ticket and market events in minutes.**
- **Brands can sponsor experiences and reach authentic audiences.**
- **Consumers can discover and attend events that make them feel good.**

Business Model:

Bloomy makes money three separate ways right now:

- Bloomy charges a 5% platform fee on every ticket sold through our platform
- Bloomy offers marketing packages to hosts who want to expand their reach for upcoming events
- Bloomy charges Brands a monthly subscription fee to sponsor events through our platform.

Bloomy is loved by local communities:


I tried listing on Eventbrite for three days and it was an absolute nightmare. I finally removed everything, jumped on your platform, and it took two seconds. I couldn't believe how easy and intuitive it was.
Maya, Los Angeles
I am getting really excited about this and looking forward to making Bloomy the #1 wellness platform in Nashville. The studio that I teach at is currently using Eventbrite and I believe they will be an easy conversion for Bloomy.
Emily, Nashville
I just wanted to say thank you for creating such a wonderful and easy-to-use platform. I started using it about a week ago, and it has been a great experience so far. Tickets for my events are selling, and I'm very happy with how intuitive everything is.
Lana, California
I literally just started hosting on Bloomy a couple of days ago, and I couldn't believe how easy and seamless the process was. I really appreciate the support already-it means a lot.
Ben, New York City

Bloomy is trusted by global brands:


lululemon
stakt
BARRY'S
RHONE
sweetgreen
PVOLVE

Our next phase is revolutionizing how social wellness communities are built - turning our online ecosystem into real world hubs:

Reserve by Bloomy


From digital discovery to in person connection


reserve by bloomy
turns our online ecosystem
into real world
social wellness hubs
Members host events & build their community
Brands showcase products, sponsor events
and consistently connect with attendees IRL
LA & NYC Q1 '26
San Diego, Miami & Boston Q2-Q4 '26
Austin, SF, Denver Q1-Q2 '27

The number one question I get every day is "Do you know a venue where I can host my event?"

Bloomy is meeting that demand and more. We believe these social wellness hubs will catapult not just our business, but the thousands of people who are building their businesses with Bloomy.

Reserve's business model:

- Hosts pay a monthly membership fee depending on how many events they want to host per month
- Brands pay a monthly fee to have their product displayed for sale in the retail space of Reserve and to sponsor events being hosted in the space.

Use of Funds

Your investment will help us:

- Expand our team (engineering & partnerships)
- Continue platform development
- Launch our flagship LA & NYC "Reserve by Bloomy" spaces
- Grow our host and brand communities
- Accelerate partnerships and sponsorship integrations


Where This Raise Takes Us
Accelerate Growth
Fuel go-to-market (ambassadors, partnerships & ads) to acquire thousands of new hosts at low CAC
Scale the Platform
Expand core features (sponsorship tools, venue matching, and host toolkit) to handle 10× more events
Infrastructure & Team
Invest in engineering, growth & marketing to keep tempo high while scaling fast & sustainably
$53k
$115k
$235k
$410k
$710k
Dec '25
Mar '26
June '26
Sept '26
Dec '26
Monthly Gross Ticket Sales
Future | 16

Forward-looking projections cannot be guaranteed.

We believe the future of wellness doesn't live in apps or algorithms — it lives *in person*.

And the people building that future deserve the tools, data, and community to thrive.

- Software tools for hosts & creators
- Data & insights for brands
- Spaces for community


the next generation of creators are being built on
bloomy

Bloomy is building the platform and infrastructure for human connection in this next era of humanity.

We welcome you to join us!

We welcome you to join us!